FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of May 2005

Commission File Number: 1-3788

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company

(Translation of registrar’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

Royal Dutch Petroleum Company
SIGNATURE

Royal Dutch Petroleum Company

Royal Dutch Petroleum Company (the Registrant) is furnishing its Notice of Meeting 2005 on this Report on Form 6-K. This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005 and the related U.S. prospectus dated May 19, 2005 filed with the Securities and Exchange Commission on such date by Royal Dutch Shell plc in connection with the exchange offer by Royal Dutch Shell plc for the outstanding ordinary shares of the Registrant.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

The Hague, May 27, 2005	PO Box 162
2501 AN The Hague
General Meeting of Shareholders	The Netherlands
Tel: +31 70 377 4540
Fax: +31 70 377 3115

Dear Shareholder,

Your Company attaches great value to the active participation of shareholders in decision-making at the General Meeting of Shareholders. I am therefore pleased to present to you the agenda, together with the proposals and explanatory notes, for the Meeting on Tuesday, June 28, 2005, at 10.30 a.m. in the Circustheater, Circusstraat 4 in The Hague, The Netherlands. I cordially invite you to attend this Meeting.

The key item on the agenda for this year’s Meeting is the exciting proposal for changes in our structure and governance, to which shareholders and the financial markets have reacted very positively since the announcement on last October 28th.

The announcement of the proposed restructuring and the record earnings of 2004 were overshadowed by the reserves recategorisations. However, we have now completed the review of our proved reserves and are confident that we have the people, processes and systems in place to ensure that our reserves are recorded in a rigorous and accurate way. In the next five years we expect to unlock 13 billion barrels of new resources through the development of identified projects in our portfolio.

This year’s Meeting is a historic one. We ask you to vote in favour of a unification proposal that will bring you: one company, one board and one chief executive. We expect the unification to strengthen the Group by delivering the benefits of greater clarity, simplicity, efficiency and accountability. In keeping with the commitments made last year, we have put corporate governance, the abolition of the priority shares, the remuneration policy and the share plans on the agenda. Proposed changes to the articles of association also serve to equip the Company with a smaller single-tier board for the remainder of the period as a public listed company.

In addition to the agenda with the proposals and explanatory notes, please find enclosed the Summary Annual Report and Accounts 2004, an abbreviated version of the full-length Annual Report and Accounts 2004 of the Company. If you wish to receive the full-length version, please contact one of the addresses on the back cover of the Summary Annual Report. Also enclosed is The Shell Report 2004 — Meeting the energy challenge, which provides a review of how Group companies are living up to our Business Principles and contributing to sustainable development and also includes the latest verified Group health, safety and environmental data. The reports are also available on our web site www.shell.com/annualreport.

If you wish to attend the Meeting in person or wish to appoint a proxy to represent you, please follow the instructions set out after the proposals and the explanatory notes on the agenda.

If you participate in the Shareholders’ Communication Channel (Communicatiekanaal Aandeelhouders) or hold registered shares, you will also find enclosed a Voting Instruction Form. This form offers a simple way of participating in the decision-making at the Meeting without being present, allowing you to state, for each item on the agenda, how you wish your vote to be cast. Instructions on how to use the form can be found on the reverse. Participants in the Shareholders’ Communication Channel will also be able to vote electronically as of this year, and will for this purpose find a 12-digit code on the form. By using this code you can log-in on www.proxyvote.nl, the secure voting site of the Shareholders’ Communication Channel. There you can cast your vote electronically.

I look forward to welcoming you on June 28, 2005, in the Circustheater. If you are unable to attend the Meeting, I hope you will nevertheless exercise your voting rights.

Yours sincerely,

/s/ Jeroen van der Veer

Jeroen van der Veer
President

Established in The Hague, Carel van Bylandtlaan 30
Commercial Register The Hague, No. 2690

Agenda for the General Meeting of Shareholders of Royal Dutch Petroleum Company to be held on Tuesday, June 28, 2005, at 10.30 a.m. in the Circustheater, Circusstraat 4 in The Hague.

1.	Annual Report 2004.

2.	Annual Accounts 2004: finalisation of the Balance Sheet as at December 31, 2004, the Profit and Loss Account for the year 2004 and the Notes to the Balance Sheet and the Profit and Loss Account.

3.	A. Discussion of the reserves and dividend policy.

B. Declaration of the total dividend for the year 2004.

4.	A. Discharge of the Managing Directors of responsibility in respect of their management for the year 2004.

B. Discharge of the members of the Supervisory Board of responsibility for their supervision for the year 2004.

5.	Appointment of a member of the Supervisory Board owing to retirement by rotation.

6.	Authorisation for the acquisition of ordinary shares.

7.	Cancellation of the ordinary shares held by the Company.

8.	Corporate Governance.

9.	Consideration of the proposals for the unification of the Company and The “Shell” Transport and Trading Company, p.l.c.

A.	Discussion of the public exchange offer issued by Royal Dutch Shell plc for all ordinary shares in the capital of the Company.

B.	Approval of the Implementation Agreement.

10.	Consideration of the proposal to (i) amend the articles of association of the Company, (ii) grant authorisation to acquire all 1,500 priority shares, as well as (iii) subsequent cancellation of all priority shares thus acquired.

11.	Appointment of Non-executive Directors as of the date when the amendment of the articles of association referred to above in item 10 of the agenda becomes effective.

A.	Appointment of a Non-executive Director.

B.	Appointment of a Non-executive Director.

C.	Appointment of a Non-executive Director.

D.	Appointment of a Non-executive Director.

12.	Adoption of the remuneration policy for the Board of Directors.

13.	Approval of amended Long-Term Incentive Plan.

14.	Approval of amended Restricted Share Plan.

15.	Approval of amended Deferred Bonus Plan.

The Annual Report, the Annual Accounts, the Offer Document (to which the Implementation Agreement is attached as Annex 1), the US Prospectus (to which the Implementation Agreement is attached as Annex A), the proposed amendment of the articles of association and explanatory notes thereto, the complete draft texts of the Plans referred to in items 13 to 15 of the agenda, as well copies of the nominations pertaining to items 5 and 11 of the agenda and the information referred to in Article 142 (3) of Book 2 of the Netherlands Civil Code, are available for inspection and may be obtained free of charge from the Company (Carel van Bylandtlaan 30, PO Box 162, 2501 AN The Hague, tel: +31 - 70 - 377 4540 or by e-mail: ir-hague@shell.com) and the offices of ABN AMRO Bank N.V. (for inspection: Foppingadreef 22, 1102 BS Amsterdam; for obtaining free of charge: tel: +31 - 76 - 579 9455) and Fortis Bank (Nederland) N.V. (Rokin 55, 1012 KK Amsterdam). The aforesaid information is also accessible at www.shell.com.

We hope you will understand that owing to the number of items on the agenda, we felt it was necessary to decide that the Meeting should proceed without any formal breaks. You will of course be able to leave the auditorium and return at any time. Light refreshments will be available in the foyer around lunchtime.

PROPOSALS AND EXPLANATORY NOTES

Item 3

A	In setting the level of the dividend the Company will, in accordance with its historic dividend policy, seek to increase dividends at least in line with inflation over time. With effect from 2005, the Company has switched from payment of half-yearly (interim) dividends to making (interim) dividends payable on a quarterly basis. The amount of undistributed profit then remaining will be carried forward to reserves. The Board of Directors of Royal Dutch Shell plc intends to continue this policy.

B	It is proposed that it be resolved that the interim dividend of €0.75 made payable in September 2004 and the second interim dividend for 2004 of €1.04 made payable in March 2005 will together constitute the total dividend for 2004 on each of the ordinary shares outstanding and that the remaining amount of undistributed profit be carried forward to reserves.

Item 5

The Supervisory Board and the Board of Management propose that Mr L.R. Ricciardi be re-appointed with effect from July 1, 2005, as a member of the Supervisory Board of the Company, on which he has served since 2001. He is scheduled to retire by rotation on June 30, 2005. Pursuant to Article 26, paragraph 1, of the articles of association he is eligible for immediate re-appointment. The Supervisory Board attaches great importance to retaining Mr Ricciardi’s experience and contribution as a member of the Board and as Chairman of the Group Audit Committee.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 5 listing Mr Ricciardi in first place and Ms M.A. Scheltema in second place. Ms Scheltema (50) held various positions in the Netherlands, England, Tunisia and Venezuela during her career with the Royal Dutch/Shell Group and is currently Finance Director of Shell Nederland.

Item 6

It is proposed that the Board of Management again be authorised, with effect from July 1, 2005, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued share capital. Such shares can be acquired on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam (Eurolist by Euronext) on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

Item 7

It is proposed that the issued share capital be reduced with a view to cancelling the ordinary shares repurchased by the Company up to the day of the Meeting.

The Company commenced a share buyback programme on February 8, 2001. Shares are repurchased from time to time in the market at prevailing market prices. The General Meeting of Shareholders held on June 28, 2004, adopted a proposal to cancel 1,775,000 ordinary shares which the Company had acquired in the period between the General Meetings held in 2003 and 2004. This cancellation was effected on November 10, 2004.

The proposal comprises the cancellation of the shares repurchased under the programme between the Meeting of June 28, 2004 and the Meeting of June 28, 2005. The Chairman of the Meeting will announce the exact number of shares to be cancelled at the Meeting. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after the decision to cancel the shares was taken and publicly announced.

The share buyback and the cancellation of the shares repurchased will result in a reduction of the issued share capital. This is in line with the policy of increasing the flow of funds to shareholders, in the form of dividends and share buybacks.

Item 8

The Company substantially complies with the Dutch Corporate Governance Code. A detailed discussion of our corporate governance is set out in the Annual Report and Accounts 2004 in the section Corporate governance on pages 115 to 120, which contains a statement on Royal Dutch’s compliance with the Dutch Code. It also specifies, the instances in which the Dutch Code is not applied with the relevant explanation. The Company’s corporate governance structure needs to be

PROPOSALS AND EXPLANATORY NOTES continued

considered in the context of the proposal of June 17, 2004, to abolish the priority shares and the proposal of October 28, 2004, to unify the Company and The “Shell” Transport and Trading Company, p.l.c. under a single new parent company, Royal Dutch Shell plc.

Item 9

B.	The Implementation Agreement between the Company, The “Shell” Transport and Trading Company, p.l.c. and Royal Dutch Shell plc mandates that the aforesaid parties will implement the unification in accordance with the provisions set out in that Agreement. This Implementation Agreement has now been entered into and contains a provision to the effect that the agreement terminates if the Company’s General Meeting of Shareholders does not approve the Agreement; accordingly the proposal concerns the approval of the Implementation Agreement. For further information on this item of the agenda see Royal Dutch Shell plc’s Offer Document (to which the Implementation Agreement is attached as Annex 1) and the US Prospectus (to which the Implementation Agreement is attached as Annex A).

Item 10

The different elements of this item of the agenda will be put to the vote as a single combined proposal.

Acquisition. It is proposed that the Board of Management (or the Board of Directors, as applicable) be authorised for the period ending December 28, 2006, to acquire all 1,500 priority shares at a price equal to the par value of €448 of each priority share, increased by the undistributed dividend for the period from January 1, 2005, to the acquisition date on a pro rata basis, and to designate each member of the Supervisory Board and each Managing Director, or each executive and Non-executive Director, as applicable, to sign the purchase agreement(s) and deed(s) of transfer concerned on behalf of the Company.

Cancellation. It is proposed to subsequently cancel all priority shares (whether or not converted into ordinary shares). This reduction in capital is aimed at implementing the proposal announced on June 17, 2004, to abolish the priority shares. The capital reduction will be implemented as follows. As part of the proposed amendment of the articles of association, the issued priority shares are converted into ordinary shares. This conversion is intended to be temporary, as the proposed amendment of the articles of association could otherwise only be effected after completion of the statutory procedure for capital reductions. The resolution by the General Meeting of Shareholders to cancel the priority shares can only be effected if and as soon as the Company itself holds all those shares. As soon as that is the case, the advertisement required by law will be published and the statutory period for cancellation will commence. Immediately after this period of two months has been completed without objection on the part of creditors, the priority shares (converted into ordinary shares) will have been cancelled.

Amendment of the articles of association. The proposal further concerns the change from a two-tier board comprising a Board of Management and a Supervisory Board to a one-tier board comprising executive and Non-executive Directors.

As a result of the amendment of the articles of association, the Managing Directors of the Company will become executive directors of the Company. The Non-executive Directors of the Company are required to be appointed separately, for which see item 11 of the agenda. With effect from the amendment of the articles of association, Mr R.J. Routs will resign as a Managing Director of the Company. Mr Routs will continue in the position of executive director of Royal Dutch Shell plc and remain responsible for Oil Products and Chemicals.

The proposal contains, among other things, indemnification arrangements (for costs) for members and former members of the Board of Directors of the Company that are not unusual in the Netherlands for directors. For the application of the indemnification arrangements members of the Board of Directors and former members of the Board of Directors include: members of the corporate body Board of Management of the Company and members of the corporate body Supervisory Board of the Company immediately before execution of the deed of amendment of the articles of association introducing the aforesaid indemnification arrangements.

For further information see the draft articles of association with explanatory notes on the proposed amendments.

PROPOSALS AND EXPLANATORY NOTES continued

Item 11

The Supervisory Board and the Board of Management propose to appoint Mr A.G. Jacobs, Mr A.A. Loudon, Ms Ch. Morin-Postel and Mr L.R. Ricciardi as Non-executive Directors with effect from the amendment of the articles of association referred to in item 10 of the agenda. The members of the corporate body Supervisory Board of the Company will resign as from that moment as members of the Supervisory Board of the Company.

A.	A binding nomination has been drawn up listing Mr Jacobs in first place and Mr P.L. Folmer in second place. Mr Folmer (62) was Legal Director of Shell International in The Hague and London until his retirement in 2003.

B.	A binding nomination has been drawn up listing Ms Morin-Postel in first place and Ms K.M.A. de Segundo in second place. Ms De Segundo (58) was Chief Executive Officer of Shell Renewables and President of Shell Hydrogen in The Hague and London until her retirement in 2005.

C.	A binding nomination has been drawn up listing Mr Loudon in first place and Mr R. van der Vlist in second place. Mr Van der Vlist (61) was General Attorney of the Company as well as secretary and legal counsel to the Board of Management and the Supervisory Board of the Company until his retirement in 2003.

D.	A binding nomination has been drawn up listing Mr Ricciardi in first place and Ms M.A. Scheltema in second place. For further information on Ms Scheltema see the explanatory note to item 5 of the agenda.

These binding nominations have been drawn up in accordance with Article 37 of the proposal for the amendment of the articles of association referred to in item 10 of the agenda.

Pursuant to Article 37 of the proposal for the amendment of the articles of association referred to in item 10 of the agenda the aforesaid appointments will be for a period in accordance with the periods stated in the existing “Schedule of rotation for retirement” of the Supervisory Board of the Company. This information is available at www.shell.com.

Item 12

It is proposed to adopt the remuneration policy for the members of the Board of Management, or, after the amendment of the articles of association referred to in item 10 of the agenda, the executive directors of the Board of Directors, in accordance with what is stated in the Annual Report and Accounts 2004 in the section Remuneration Report on page 121 up to and including the paragraph “Shareholdings” on page 126.

Following the amendment of the articles of association referred to in item 10 of the agenda, every Non-executive Director will receive such remuneration as is periodically set by the Board of Directors, with the proviso that the amount of the remuneration thus paid annually to the Non-executive Directors may not in the aggregate exceed the amount per annum set by the General Meeting of Shareholders. It is proposed to set the remuneration for the members of the Board of Directors who, following the amendment of the articles of association referred to in item 10 of the agenda, are Non-executive Directors, at the aggregate amount most recently set for members of the Supervisory Board, at the General Meeting of Shareholders in 2002. That amount was set at €75,000, multiplied by the number of Non-executive Directors holding office during any year or proportionately during part of a year.

Items 13, 14 and 15

It is proposed to approve an amended Long-Term Incentive Plan (LTIP), an amended Deferred Bonus Plan and an amended Restricted Share Plan as summarised in the attached circular (jointly, the “Plans”), subject to changes the Board of Management, or, after the amendment of the articles of association referred to in item 10 of the agenda, the Board of Directors deems necessary or desirable to take account of any applicable statutory and regulatory requirements or prevailing market practice, and to authorise the Board of Management, or, after the amendment of the articles of association referred to in item 10 of the agenda, the Board of Directors (i) to establish and implement these Plans and (ii) to establish and implement further plans based on these Plans and modified to take account of local tax, exchange controls or securities laws, provided that shares available under such plans count towards the limits set on individual or overall participation in the Plans.

PROPOSALS AND EXPLANATORY NOTES continued

As announced on March 17, 2005, the key recommendations made by the Remuneration and Succession Review Committee (REMCO) following its review of the remuneration policies for Executive Directors are (a) to discontinue stock option grants in favour of conditional grants under the amended LTIP and (b) to amend the Deferred Bonus Plan, to introduce long-term performance targets. Additionally, REMCO recommended that all discretionary share plans be approved by shareholders meetings.

The Plans take account of the implementation of the unification of the Company and The “Shell” Transport and Trading Company, p.l.c. and provide incentives for executive directors of Royal Dutch Shell plc and selected employees of companies of the unified Royal Dutch Shell Group. Should the unification not go ahead however, the Plans provide incentives for members of the Board of Management, or, after the amendment of the articles of association referred to in item 10 of the agenda, the executive directors of the Board of Directors of the Company and executive directors of The “Shell” Transport and Trading Company, p.l.c. and selected employees of companies of the Royal Dutch/Shell Group in the form of shares of the Company and The “Shell” Transport and Trading Company, p.l.c. The UK Listing Authority has confirmed that if the Plans are approved by the shareholders of the Company and The “Shell” Transport and Trading Company, p.l.c. at their respective General Meetings of Shareholders, such approval will be treated as the approval required for Royal Dutch Shell plc to adopt the Plans and make awards in respect of Royal Dutch Shell plc shares without separate approval by the meeting of shareholders of Royal Dutch Shell plc being required.

A summary of the Plans and the proposed initial performance targets is set out in the attached circular.

The LTIP will become the global Group share plan under which conditional awards of shares will be made. The number of shares which will vest will depend on the extent to which the performance target (relative Total Shareholder Return, initially) has been achieved at the end of a three-year period.

The Deferred Bonus Plan will allow participants to defer part of their bonus into shares and receive matching shares at the end of a three-year period. For members of the Board of Management, or, after the amendment of the articles of association referred to in item 10 of the agenda, the executive directors of the Board of Directors of the Company or executive directors of Royal Dutch Shell plc the release of three quarters of the matching shares will depend on the extent to which the performance target (relative Total Shareholder Return, initially) has been met.

The Restricted Share Plan will be used on a highly selective basis to award shares mainly for the purposes of recruiting and retaining senior executives. Members of the Board of Management, or, after the amendment of the articles of association referred to in item 10 of the agenda, the executive directors of the Board of Directors of the Company and executive directors of Royal Dutch Shell plc are not eligible to participate in this plan.

Each of these Plans will only be implemented if its adoption is also approved by the General Meeting of Shareholders of The “Shell” Transport and Trading Company p.l.c.

Implementation of elements of the Plans in certain jurisdictions may require consultation with appropriate employee representative bodies.

ATTENDING THE MEETING1

If you wish to attend the meeting you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II); and

3.	submit an admittance card at the meeting (see II, final sentence).

If you wish to participate in the decision-making process through voting instructions without attending the meeting in person you must:

1.	be recorded as a shareholder (see I); and

2.	complete and return the voting instruction form you have received (see III).

If you wish to have yourself represented at the meeting by a proxy appointed by you, you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II);

3.	deposit a written power of attorney (see IV); and

4.	provide the proxy with the admittance card for the meeting (see II, final sentence).

I. RECORD DATE

In accordance with Article 33, paragraph 2, of the articles of association, the Board of Management has determined that those persons who are recorded in one of the registers referred to below on June 21, 2005 (the “Record Date”), after all entries and cancellations have been processed, will have the right to attend and vote at the General Meeting of Shareholders on June 28, 2005:

Holders of share certificates to bearer: the records of the institutions affiliated with the Netherlands Central Securities Depository (“Necigef”) which show to whom the shares belong under the Dutch Wet giraal effectenverkeer (Securities Giro Transfer Act).

Holders of registered shares of Hague registry: the register of shareholders kept by N.V. Algemeen Nederlands Trustkantoor ANT.

Holders of registered shares of New York registry: the register of shareholders kept by JPMorgan Chase Bank.

II. REGISTRATION AND ADMISSION

A	Holders of share certificates to bearer may attend the meeting if they have registered to do so. To that end they should instruct, either via their banks or securities institutions or otherwise, the institution affiliated with Necigef in whose records they are recorded as holders of the shares to register them in writing at one of the following institutions not later than June 21, 2005. Upon doing so the aforesaid affiliated institution should submit a declaration stating that the shares concerned will remain recorded in its records in the name of the shareholder up to and including the Record Date:

In the Netherlands: ABN AMRO Bank N.V., Breda; Fortis Bank (Nederland) N.V., Amsterdam.

In Germany: Deutsche Bank AG, Frankfurt/Main.

In Switzerland: Credit Suisse First Boston, Zurich.

B	Holders of registered shares of Hague registry may attend the meeting if they register to do so with N.V. Algemeen Nederlands Trustkantoor ANT (PO Box 11063, 1001 GB Amsterdam, The Netherlands, tel. +31-20-522 2510) in writing not later than June 21, 2005, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Holders of registered shares of New York registry who are of record may attend the meeting if they register to do so with JPMorgan Chase Bank (c/o: JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, tel. +1-781-575 4328) in writing not later than June 21, 2005, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Shareholders who have registered in accordance with the provisions under A or B will receive an admittance card for the meeting.

[1]	Not applicable to beneficial holders. Beneficial holders of New York registry who hold their shares through nominee banks or brokers are referred to the enclosed voting instruction form.

ATTENDING THE MEETING continued

III. VOTING INSTRUCTIONS
 Holders of bearer shares who participate in the Shareholders’ Communication Channel and holders of registered shares of Hague or New York registry will receive a voting instruction form which can be used if they do not intend to attend the meeting in person but do wish to exercise their voting rights. They may use the form to indicate for each item on the agenda how their votes should be cast.

The voting instruction form must be received at the return address stated on the form not later than 6 p.m. on June 21, 2005.

IV. POWERS OF ATTORNEY

Shareholders who do not make use of the voting instruction form and wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated under II and also deposit a written power of attorney that must be received at the Company (FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands) not later than June 24, 2005. For this purpose, forms may be used which are obtainable free of charge at the institutions stated under II. To be admitted to the meeting, the proxy must submit the admittance card received by the shareholder.

V. USUFRUCTUARIES AND PLEDGEES
What is stated above under I, II and IV is correspondingly applicable to usufructuaries and pledgees of bearer shares or registered shares, provided they have voting rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY (Registrant)
By:	/s/ Jeroen van der Veer
	Name:	Jeroen van der Veer
	Title:	President/Managing Director

By:	/s/ Michiel Brandjes
	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: 27 May 2005